Exhibit 4.5

DESCRIPTION OF REGISTRANT’S SECURITIES

Pure Storage, Inc. (Company, we, us, and our) has one class of securities outstanding, our Class A common stock, which we refer to as our “common stock.” Our common stock is registered under Section 12 of the Securities Exchange Act of 1934, as amended, and is traded on the New York Stock Exchange (NYSE) under the trading symbol “PSTG.”

The following summary of our common stock and certain provisions of our certificate of incorporation and bylaws are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws, each of which is an exhibit to our Annual Report on Form 10-K to which this description is an exhibit and are incorporated by reference herein. We encourage you to read our certificate of incorporation, our bylaws, and the applicable provisions of the Delaware General Corporation Law (the DGCL) for more information.

General

Our certificate of incorporation authorizes (i) 2,250,000,000 shares of common stock, with a par value of $0.0001 per share (of which 2,000,000,000 shares are designated as Class A common stock and 250,000,000 shares are designated as Class B common stock), and (ii) 20,000,000 shares of undesignated preferred stock, with a par value of $0.0001 per share, the rights, preferences and privileges of which may be designated from time to time by our board of directors. While our certificate of incorporation authorizes 250,000,000 shares of Class B common stock, no shares of Class B common stock are outstanding, and no new shares of Class B common stock may be issued in the future.

Rights of our Common Stock

Subject to any outstanding series of preferred stock having prior rights as to dividends, the holders of common stock will be entitled to receive, when, as and if declared by the board of directors, out of any company assets legally available therefor, such dividends as may be declared from time to time by the board of directors.

Holders of our common stock are entitled to one vote per share of common stock on any matter that is submitted to a vote of our stockholders. We may not increase or decrease the authorized number of shares of common stock without the affirmative vote of the holders of a majority of the outstanding shares of common stock.

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of our preferred stock that we may designate and issue in the future.

In the event of our liquidation, dissolution or winding-up, upon the completion of the distributions required with respect to any series of preferred stock that may then be outstanding, the remaining company assets legally available for distribution to stockholders shall be distributed to the holders of common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Anti-Takeover Provisions of our Certificate of Incorporation and Bylaws

Among other things, our certificate of incorporation and bylaws:

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permit our board of directors to issue up to 20,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;

•	provide that our board of directors will be classified into three classes of directors;

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provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least a majority of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

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provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

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provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

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not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of the voting power of all of our then-outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Indemnification

Our bylaws provide that we indemnify our directors and officers to the fullest extent permitted by the DGCL and any other applicable law. We are also empowered under our bylaws to indemnify our employees and other agents as set forth in the DGCL or any other applicable law and to enter into indemnification contracts with our directors and officers and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition, our certificate of incorporation provides that the liability of our directors for monetary damages shall be eliminated or limited to the fullest extent permissible under Delaware law. Pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders.

However, this provision does not eliminate the duty of care, and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief that will remain available under Delaware law. In addition, each director will continue to be subject to liability for (1) breach of the director’s duty of loyalty to us or our stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) violating Section 174 of the DGCL, or (4) any transaction from which the director derived an improper personal benefit. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Choice of Forum

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.